Exhibit 99.1

Enthusiast Gaming Announces Partnership with SOUR PATCH KIDS

SOUR PATCH KIDS to sponsor tournament offering gamers a chance to play with NFL players and win a gaming prize pack

LOS ANGELES, Jan. 23, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), today announced a partnership with Mondelēz International's SOUR PATCH KIDS® (NASDAQ: MDLZ) to launch the SOUR PATCH KIDS Fruit Fight Tournament, which will be hosted on NFL Tuesday Night Gaming’s channels beginning in February 2023. The tournament is a collaboration among Enthusiast Gaming, SOUR PATCH KIDS, and media agency Spark Foundry to amplify the SOUR PATCH KIDS Fruit Fight campaign among the gaming community.

The SOUR PATCH KIDS Fruit Fight tournament invites eligible adult gamers to enter for a chance to be selected to compete against each other in fruit-themed teams, inspired by SOUR PATCH KIDS fruit flavors: grape, peach, watermelon, and strawberry, to see which fruit flavor comes out on top. Selected contestants will have the chance to win a prize pack that includes a new gaming setup, SOUR PATCH KIDS candy, and tickets to a 2023-2024 NFL game.

"Enthusiast Gaming continues to be the partner of choice for brands looking connect with younger audiences and we are excited to partner with SOUR PATCH KIDS to extend NFL Tuesday Night Gaming programming in 2023", commented Bill Karamouzis, President of Enthusiast Gaming. "This partnership is another example of how Enthusiast Gaming is helping brands find innovative ways to reach Gen Z gaming audiences through bespoke content experiences."

“The SOUR PATCH KIDS Fruit Fight tournament is an exciting opportunity for our fans to win a chance to play alongside their favorite gamers and NFL stars as they fight for their favorite fruit flavor”, said SOUR PATCH KIDS brand executive Lauryn McDonough; Sr. Director – U.S. Candy, Seasonals & Chocolate. “With gaming providing both a competitive and entertainment outlet, this tournament offers an immersive and engaging way to bring the SOUR PATCH KIDS Fruit Fight campaign to life.”

“We’ve seen continued brand love and excitement among Gen Z gamers, and knowing this audience’s desire to create and personalize content for themselves, it was a natural fit to give them the opportunity to declare their allegiance and compete for their favorite SOUR PATCH KIDS fruit flavor”, said Allison Zilbershatz, Vice President, Content at Spark Foundry. “Adding well-known NFL and gaming talent only sweetened the deal for this not-so-sour Fruits candy platform.”

Gaming and NFL talent expected to participate include:

Gaming Creators:

Maria “Chica” Lopez

Nick “NickEh30” Amyoony

Jerome “JeromeASF” Aceti

Andre “Typical Gamer” Rebelo

NFL Players:

Trevon Diggs, Cornerback, Dallas Cowboys

Austin Ekeler, Running Back, Los Angeles Chargers

Leonard Fournette, Running Back, Tampa Bay Buccaneers

Isaac Rochell, Defensive End, Las Vegas Raiders

The contest is open to legal residents of the fifty (50) United States and the District of Columbia (“D.C.”) who are at least the age of majority in the jurisdiction in which they reside. To enter for a chance to participate in the tournament, gamers can visit the SOUR PATCH KIDS Fruit Fight site at sourpatchkids.gg/fruitfight and submit a video that showcases up to 60 seconds of their best gameplay, along with a 30-second personal introduction. Submissions opened earlier this month and will be accepted through January 24, 2023. A team of judges will select 72 Battle Royale fanatics who will be coached by top-tier gaming creators and NFL players as they battle it out in team and individual competitions to be crowned champion.

The four-week tournament begins on February 3, 2023, and will be live-streamed on the NFL Tuesday Night Gaming YouTube channel at www.youtube.com/nfltng and Twitter at www.twitter.com/nfltng. In the first round of tournament play, the 72 selected contestants will compete in teams of three on February 3 and individually on February 10. The top 24 contestants will advance to Round 2 on February 21, where coaches will draft eight teams of three. The top four teams from Round 2 will be flown to Los Angeles to compete in the finals on February 28. The top two teams in Round 3 will advance to the final Championship round. Round 3 and the Championship Round will be played live, in person at the NFL Tuesday Night Gaming set.

No purchase is required to enter for a chance to be selected for tournament play. For more information and Official Rules, visit the SOUR PATCH KIDS Fruit Fight site at sourpatchkids.gg/fruitfight.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company that is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. Visit Enthusiast Gaming for more information.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Enthusiast Gaming in light of its experience and its perception of historical trends, current conditions and expected future developments. In addition, forward- looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.